EXHIBIT 1.2

                           (THE COMPANIES ACT, 1956)

                            COMPANY LIMITED BY SHARES

                             ARTICLES OF ASSOCIATION

                                       OF

                          VIDESH SANCHAR NIGAM LIMITED

Interpretation Clause.          ARTICLE  1  -  In  the   interpretation  of  the
                                Memorandum of  Association  and these  Articles,
                                the   following   expressions   shall  have  the
                                following meanings, unless repugnant to the subject or context.

The Act/or the said Act.        (a)  "The  Act" or "the  said  Act"  means  "The
                                Companies Act, 1956", for the time being in force.

These Articles.                 (b) "These  Articles"  means  these  Articles of
                                Association as originally framed or as from time to time altered by Special Resolution.

(1)[Beneficial Owner             (bb) "Beneficial  Owner"  means the  beneficial
                                owner as defined  in clause  (a) of  sub-section
                                (1) of Section 2 of the Depositories Act, 1996.]

The Company.                    (c) "The Company"  means VIDESH  SANCHAR  NIGAM
                                LIMITED.

The Directors.                  (d) "The Directors"  means the Directors for the
                                time being of the Company and includes persons occupying the position of Directors by whatever name called.

(2)[Depositories Act, 1996       (dd)  "Depositories  Act,  1996"  includes  any
                                statutory modification or re-enactment thereof" and

Depository                      (ddd) "Depository" means a Depository as defined
                                under clause (e) of sub-section (1) of Section 2 of the Depositories Act, 1996.]

The Board or Board              (e) "The  Board,"  or the  "Board of  Directors"
of  Directors.                  means a meeting of the Directors duly called and
                                constituted or as the case may be, the Directors assembled at a Board, or the requisite number of Directors entitled to pass a circular resolution in accordance with the Act.

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(1-2)    INSERTED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 12TH AGM
         HELD ON 21 SEPTEMBER 1998.

The Chairman.                   (f) "The  Chairman"  means the  Chairman  of the
                                Board of Directors for the time being of the Company.

The Managing Director.          (g) "The Managing Director" includes one or more
                                persons appointed as such or any of such persons or Directors for the time being of the Company who may for the time being be the Managing
                                Director of the Company.

The Office.                     (h) "The Office" means the Registered Office for
                                the time being of the Company.

The President.                  (i)"The President" means the President of India.

Capital. (j) "Capital" means the Share Capital for the time being raised or authorised to be raised for the purpose of the Company.

Register.                       (k) "Register"  means the Register of Members of
                                the Company required to be kept pursuant to the Act.

The Registrar.                  (l)  "The  Registrar"  means  the  Registrar  of
                                Companies, of the State where the registered office of the Company is situated.

Dividend.                       (m) "Dividend" includes bonus shares.

Month.                          (n) "Month" means a calendar month.

Seal. (o) "Seal" means the Common Seal for the time being of the Company.

Proxy. (p) "Proxy" includes Attorney duly constituted under a Power-of-Attorney.

In writing.                     (q) "In writing"  and  "written"  shall  include
                                printing,   lithography   and  other   modes  of
                                representing or reproducing words in a visible form.

Plural Number.                  (r) Words  importing  the  singular  number also
                                include the plural number and vice versa.

Persons. (s) Words importing persons include corporations and firms as well as individuals.

Gender. (t) Words importing masculine gender shall also include the feminine gender.

Government.                     (u) "Government" means the "Central Government".

Expression in the Act to        (v)   Subject   as   aforesaid,   any  words  or
bear same meaning in            expressions  defined in the Act,  shall,  except
Articles.                       where the subject or context  forbids,  bear the
                                same meaning in these Articles.

Marginal Notes.                 (w) The  marginal  notes hereto shall not affect
                                the construction of the Articles.

Table "A" not to apply.         ARTICLE 2 - The  regulations  contained in Table
                                "A" in the first Schedule to the Act shall not apply to the Company.

Company to be governed          ARTICLE 3 - The  regulations  for the management
by these Articles.              of the  Company  and for the  observance  of the
                                members thereof and their representatives shall, subject to any exercise of the statutory powers of the Company in reference to the repeal or alternation of or addition to its regulations by special resolution as prescribed or permitted by the Act, be such as are contained in these Articles.

Company's shares not to         ARTICLE 4 - No part of the funds of the  Company
be purchased.                   shall be employed  directly or indirectly in the
                                purchase of or in loans upon the security of the Company's shares.

                                            CAPITAL AND SHARES

(3)[Share Capital.              ARTICLE  5 -  Authorised  share  capital  of the
                                Company shall be Rs.300,00,00,000  (Rupees Three
                                hundred  crores only) divided into  30,00,00,000
                                (thirty   crores)   equity   shares  of  Rs.10/-
                                (Rupees ten only) each.]

Power to  increase              ARTICLE 6 - Subject to the approval of the share
capital.                        President,  the  Board  may,  from time to time,
                                with the sanction of the Company in a general meeting, increase the share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Commission.                     ARTICLE 7 - The Company  may,  at any time,  pay
                                commission  to any  person  for  subscribing  or
                                agreeing to  subscribe  (whether  absolutely  or
                                conditionally)  for any shares,  debentures,  or
                                debenture  stock of the Company or  procuring or
                                agreeing   to  procure   subscription   (whether
                                absolute   or   conditional)   for  any  shares,
                                debentures or debenture stock of the Company but so that if the commission in respect of shares shall be paid or payable out of capital the statutory conditions and requirements shall be observed and complied with and the amount or rate of commission shall not exceed 5% on the price of shares and 2 1/2% on the price of debentures or debenture stock, in each case subscribed or to be subscribed. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company.


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(3)  AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 14TH AGM HELD
     ON SEPTEMBER 2000.

On what condition new           ARTICLE 8 - Subject to such directions as may be
shares may be issued.           issued  by the  President  in this  behalf,  new
                                shares  shall be  issued  upon  such  terms  and
                                conditions  and with such rights and  privileges
                                annexed   thereto    as  the   general   meeting
                                resolving upon the creation thereof shall direct and if no direction be given as the Board shall determine.

How far new shares to           ARTICLE 9 - Except so far as otherwise  provided
rank with existing shares.      by  the   conditions  of  issue,   or  by  these
                                Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to the payment of calls and installments, transfer and transmission, lien, voting, surrender and otherwise.

Reduction of capital.           ARTICLE  10  -  Subject  to  the  provisions  of
                                Section  100  to  104 of  the  Act  and to  such
                                directions  as may be issued by the President in
                                this behalf, the Company may, from time to time,
                                by  special  resolution  reduce  its  capital by
                                paying off capital or  canceling  capital  which
                                has been lost or is  unrepresented  by available
                                assets,   or  is  superfluous  by  reducing  the
                                liability on the shares or otherwise as may be expedient, and capital may be paid off upon the footing that it may be called up again or otherwise; and the Board may, subject to the provisions of the Act, accept surrender of shares.

(4) [Sub-division and           ARTICLE  11 -  Subject  to the  approval  of the
consolidation of shares.        President,  the Company in general  meeting may,
                                from time to time, sub-divide other powers conferred by Section 94 of the Act and shall file with the Registrar such notice of exercise of any such powers as may be required by the Act.

                                Provided however that the provision relating to progressive numbering shall not apply to the shares of the Company which have been dematerialised.]

Power to modify.                ARTICLE 12 - If at any time,  the capital of the
                                Company  by reason  of the  issue of  preference
                                shares or otherwise,  is divided into  different
                                classes  of  shares,  all or  any of the  rights
                                attached  to  the  shares  of  each  class  may,
                                subject to the provisions of Section 106 and 107
                                of the Act be varied with the consent in writing
                                of the holders of at least  three-fourth  of the
                                issued shares of that class or with the sanction
                                of a special  resolution  passed  at a  separate
                                meeting of the holders of issued  shares of that
                                class   and  all  the   provisions   hereinafter
                                contained as to general  meeting shall,  MUTATIS
                                MUTANDIS, apply to every such meeting.


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(4)  AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 12TH AGM HELD
     ON 21-09-1998.
4

(5)[Allotment of shares.        ARTICLE 13 - Subject to the  provisions of these
                                Articles, the shares shall be under the control of the Board of Directors who may allot or dispose of the same, or any of them, to such persons upon such terms and conditions, at such times, and upon such consideration as the Board may think fit. Provided that option or right to call of shares shall not be given to any person or persons without the sanction of the company in General Meeting.]

Installments of shares          ARTICLE 14 - If by the  conditions  of allotment
to be duly paid.                of any share, the whole or part of the amount or
                                issue   price   thereof   shall  be  payable  by
                                instalments, every such instalment shall, when due, be paid to the Company by the person who, for the time being, shall be the registered holder of the shares or by his executor or administrator.

Liability of joint-holders      ARTICLE 15 - The Joint  Holders of a share shall
of shares.                      be severally  as well as jointly  liable for the
                                payment of all instalments and calls due in respect of such share.

How shares may be registered.   ARTICLE  16 - Shares  may be  registered  in the
                                name of any person, company or other body corporate. Not more than four persons shall be registered as joint-holders of any share.

(6)[Share Certificates.         ARTICLE  17A -  Subject  to  the  provisions  of
                                Articles 17B and 17C every person whose name is entered as a member in the register shall, without payment, be entitled to a certificate or more certificates in marketable lot under the common seal of the company specifying the share or shares held by him and the amount paid thereon. Provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

                                17B. Save as herein otherwise provided, the Company shall be entitled to treat the person whose name appears on the Register of Members as holder of any share or whose name appears as the beneficial owner of shares in the records of the Depository as the absolute owner thereof and accordingly shall not (except as ordered by a Court of competent jurisdiction or as by law required) be bound to recognise any benami trust or equity or equitable, contingent or other claim or interest in such share on the part of any other person whether or not it, shall have express or implied notice thereof.


----------------
(5) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

(6) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 12TH AGM HELD ON 21 SEPTEMBER 1998.


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

                                17C. Notwithstanding anything contained herein, the Company shal1 be entitled to dematerialise pursuant to the provisions of the Depositories Act, 1996 its shares debentures and other securities for subscription in a dematerialised form. The Company shall further be entitled to maintain a Register of Members with the details of Members holding shares both in material and dematerialised form in any media as permitted by law including any form of electronic media.]


Issue of new share              ARTICLE 18 - If a share certificate is worn out,
certificate(s) in place         defaced, lost, or destroyed, it may  be renewed
of worn out, defaced, lost      in accordance with the Share  Certificate  Rules
or destroyed.                   under the  Act on payment  of fee not  exceeding
                                Rupee one and on such terms, if any, as to evidence and indemnity and the payment of out-of-pocket expenses incurred by the Company in investigating evidence as the Board may think fit.

                                               CALL ON SHARES

Board of Directors to           ARTICLE  19 - (1) The  Board of  Directors,  may
make calls.                     from time to time,  by a resolution  passed at a
                                meeting of the Board (and not by a resolution by circulation) make such call as it thinks fit upon the members in respect of moneys unpaid on the shares held by them respectively, by giving not less than 15 days notice for payment and each member shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Board of Directors.
                                A call may be made payable by  instalments.  The
                                Board may, at their discretion, extend the time for payment of such calls.

Calls  to  carry interest.      (2) If any member fails to pay any call due from
                                him on the day appointed for payment thereof or any such extension thereof as aforesaid, he shall be liable to pay interest on the same from the day appointed for the payment thereof to the time of actual payment, at such rate as shall from time to time be fixed by the Board of Directors but nothing in this Article shall render it compulsory for the Board of Directors to demand or recover any interest from any such member.

Sums payable on allotment ARTICLE 20 - (1) Any sum which by the terms of or at fixed date to be paid issue of a share becomes payable on allotment or
on due  dates.                  at any fixed  date,  whether  on  account of the
                                nominal value of the share or by way of premium, shall for the purposes of these regulations be deemed to be a call duly made and payable on the date on which by the terms of issue such sum becomes payable.

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

Voluntary advances of           (2)(a)  The Board may, if it thinks fit, receive
uncalled share capital.         from any member willing to advance the same, all
                                or any part of the moneys uncalled and unpaid upon any shares held by him.

(7)[Interest payable on calls   (2)(b)  Upon  all  or  any   of  the  moneys  so
in advance.                     advanced may, until the same would, but for such
                                advance, become presently payable, pay interest at such rate not exceeding, unless the Company in general meeting shall otherwise direct, six percent per annum as may be agreed upon between the Board and the member paying the sum in advance and the Board of Directors may, at any time, repay the amount so advanced upon giving to such members three months notice in writing.
                                Moneys paid in advance of calls shall not in respect thereof confer a right to dividend or to participate in the profits of the Company.]

Calls to date from resolution.  ARTICLE 21 - A call shall be deemed to have been made at the time when the resolution authorising such call was passed at a meeting of the Board of Directors.

Forfeiture of shares.           ARTICLE  22 - (1) If a  member  fails to pay any
                                call or instalment of a call, on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

                                (2) The notice aforesaid shall:

                                   (a) name a further day (not being earlier than the expiry of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made; and,

                                   (b) state that, in the event of non-payment on or before the day so named, the shares in respect of which the call was made will be liable to be forfeited.

                                (3) If the requirement of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect.

                                (4) A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit.


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(7)  AMENDED VIDE SPECIAL  RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD
     ON 29 SEPTEMBER 1992.

                                (5) At any time before a sale or disposal as aforesaid, the Board may cancel the forfeiture on such terms as it thinks fit.

Liability to pay money          ARTICLE 23 - (1) A person whose shares have been
owing at the time of            forfeited  shall cease to be a member in respect
forfeiture.                     of   the    forfeited    shares,    but   shall,
                                notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture, were presently payable by him to the Company in respect of the shares.

                                (2) The liability of such persons shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

Declaration of forfeiture.      ARTICLE 24 - (1) A duly verified  declaration in
                                writing that the  declarant  is a Director,  the
                                Manager or the  Secretary,  of the Company,  and
                                that  a  share  in the  Company  has  been  duly
                                forfeited  on a date stated in the  declaration,
                                shall  be  conclusive   evidence  of  the  facts
                                therein stated as against all persons claiming to be entitled to the share.

                                (2) The Company may receive the consideration, if any, given for the share on any sale or disposal thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

                                (3) The transferee shall thereupon be registered as the holder of the share.

                                (4) The transferee shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share, be affected by any irregularity or invalidity in the proceedings in reference to or disposal of the share.

Provisions regarding            ARTICLE 25 - The provisions of these Articles as
forfeiture to apply in the      to  forfeiture   shall  apply  in  the  case  of
case of non-payment of          non-payment  of any sum  which by terms of issue
sums payable at a fixed         of a share,  becomes  payable  at a fixed  time,
time.                           whether on account of the  nominal  value of the
                                shares or by way of premium, as if the same had been payable by virtue of a call duly made and noticed.

(8)[Company's lien on shares.   ARTICLE 26 - The Company  shall have a first and
                                paramount  lien upon every share not being fully
                                paid up,  registered  in the name of each member
                                (whether  solely or jointly  with  others),  and
                                upon the  proceeds  of sale  thereof  for moneys
                                called or  payable at a fixed time in respect of
                                such  shares  whether  the time for the  payment
                                thereof shall have  actually  arrived or not and
                                no  equitable  interest  in any  share  shall be
                                created  except upon the  footing and  condition
                                that this Article is to have full  effect.  Such
                                lien shall extend to all  dividends  and bonuses
                                from time to time  declared  in  respect of such
                                shares.    Unless    otherwise    agreed,    the
                                registration of a transfer of a share shall operate as a waiver of the Company's lien, if any, on such shares.]

Enforcement of lien on sale     ARTICLE  27 - The  Company  may  sell,  in  such
of shares.                      manner as the Board  thinks  fit,  any shares on
                                which the Company has lien, but no sale shall be
                                made  unless a sum in  respect of which the lien
                                exists  is   presently   payable  or  until  the
                                expiration of fourteen days after a notice in writing stating and demanding payment of such part of amount in respect of which lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or insolvency.

Application of proceeds         ARTICLE 28 - The  proceeds  of the sale shall be
of sales.                       received  by the Company and shall be applied in
                                payment of such part of the amount in respect of which lien exists as is presently payable and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the persons entitled to the shares at the date of the sale.
                                The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Transfer and transmission       ARTICLE  29  -  Subject  to  the  provisions  of
of shares.                      Article  3, the  right of  members  to  transfer
                                their shares shall be restricted as follows:

                                (9)[(a) A share may be transferred by a member or other person entitled to transfer to a person approved by the Board.]

                                (b) Subject to the Act and subject as aforesaid, the Board may, in their absolute and uncontrolled discretion, refuse to register any proposed transfer of shares.

                                (10)[(c)If the Board refuse to register transfer of any shares, the Board shall, within one month of the date on which the instrument of transfer is delivered to the Company, send to the transferee and the transferor notice of the refusal. Provided that registration of a

----------------

(8) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

(9) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

(10) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

                                transfer shall not be refused on the ground of the transferor being either alone or jointly with any other person or persons indebted to the company on any account whatsoever except a lien on the shares.]

                                (d) Subject to the provisions of the Act and save as herein otherwise provided, the Board shall be entitled to treat the person whose name appears on the register of members as the holder of any share as the absolute owner thereof and accordingly shall not (except as ordered by court of competent jurisdiction or as by law required) be bound to recognise any benami, trust or equity or equitable contingent or other claim to or interest in such share on the part of any person whether or not it shall have express or implied notice thereof.

(11)[Transmission by            (e) In the case of  transfer  of shares or other
operation of law.               marketable  securities where the company has not
                                issued any certificates and where such shares or securities are being held in an electronic and fungible form the provisions of the Depositories
                                Act, 1996 shall apply.]

Execution of transfer.          ARTICLE 30 - The  instrument  of transfer of any
                                share in the Company shall be executed both by the transferor and transferee and the transferor shall be deemed to remain holder of the share until the name of the transferee is entered in the register of members in respect thereof.

Register of  transfers.         ARTICLE 31 - The Company  shall keep a book,  to
                                be  called  the  "Register  of  Transfers"   and
                                therein shall be fairly and distinctly entered particulars of every transfer or transmission of any share.

Instrument of transfer to be ARTICLE 32 - Every instrument of transfer shall left at office and evidence be delivered to the Company at the office for
of titled to be given.          registration  accompanied by any  certificate of
                                the shares to be transferred and such evidence as the Company may require to prove the title of the transferor, or his right to transfer the shares. All instruments of transfer shall be retained by the Company, but any instrument of transfer which the Board may decline to register shall on demand, be returned to the person depositing the same.

(12)[Form of transfer.          ARTICLE 33 - The instrument of transfer shall be
                                in writing and all the provisions of Section 108 of the Companies Act and of any statutory modification thereof for the time being shall be duly complied with in respect of all transfers of shares and registration thereof.]

----------------

(11) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 12TH AGM HELD ON 21 SEPTEMBER 1998.

(12) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

Closing of Registers of         ARTICLE  34 - The  Register  of  Members  or the
members and Debenture           Register of  Debenture-holders may be closed for
holders.                        any period or periods  not  exceeding  45 (forty
                                five)  days in each  year but not  exceeding  30
                                (thirty) days at any one time after giving not less than 7 (seven) days previous notice by advertisement in some newspaper circulating in the district in which the registered office of the Company is situated.

                                ARTICLE  35  deleted  vide  Special   Resolution
                                passed by the Shareholders at 6th AGM held on 29-09-1992.

Board's right to refuse         ARTICLE  36 - The Board  shall have the right to
registration.                   refuse  to   register  a  person   entitled   by
                                transmission to any shares or his nominee, as if he were the transferee named in an ordinary transfer presented for registration.

How far new shares to           ARTICLE 37 - Except so far as otherwise provided
rank with share in              by  the   conditions  of  issue,   or  by  these
original capital.               Articles,  any capital raised by the creation of
                                new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to the payment of calls and instalments, transfer and transmission, lien, voting, surrender and otherwise.

(13)[New Shares to be offered   ARTICLE 38 - The new shares  shall be offered to
to Members.                     the  persons  who at the date of the  offer  are
                                holders of the equity shares of the company,  in
                                proportion as nearly as circumstances  admit, to
                                the capital paid up on those shares at that date
                                and  such   offer   shall  be  made  by   notice
                                specifying the number of shares to which the member is entitled and limiting a time within which the offer, if not accepted, will be deemed to be declined, and after the expiration of such time or in receipt of an intimation from the member to whom such notice is given that he declines to accept the shares offered, the Board may dispose of the same in such manner as they think most beneficial to the Company.]

                                               BORROWING POWERS

Power of borrowing.             ARTICLE 39 - (1)  Subject to the  provisions  of
                                Sections 292 and 293(1)(d) of the Act, the Board may by means of a resolutio passed at a meeting of the Board from time to time, borrow and/or secure the payment of any sum or sums of money for the purposes of the Company.


----------------
(13) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

Conditions on which             (2) The Board may secure the  repayment  of such
money may be borrowed.          moneys in such  manner  and upon such  terms and
                                conditions in all respects as they think fit and
                                in particular  by the issue of bonds,  perpetual
                                or redeemable debentures,  or debenture-stock or
                                any  mortgage,  charge or other  security on the
                                undertaking  of the  whole  or any  part  of the
                                property  of  the  Company   (both  present  and
                                future) including its uncalled capital for the time being.

How debentures etc. shall       (3) Debentures,  bonds etc. of the Company shall
be transferred.                 be transferred or transmitted in accordance with
                                the procedure  prescribed  for shares in Section
                                108 of the  Companies  Act  and  the  prevailing
                                rules made thereunder by Central Government from
                                time to time,  unless  different  provisions are
                                made   specifically   in  the   terms  of  issue
                                governing such debentures, bonds etc.

Securities may be               ARTICLE 40 - Debentures,  debenture stock, bonds
assignable free from            or other  securities may be made assignable free
equities.                       from any  equities  between  the Company and the
                                person to whom the same may be issued.

(14)[Issue at discount etc. or  ARTICLE 41 - Subject to  Sections  79 and 117 of
with special privileges.        the Act, any debentures,  debenture stock, bonds
                                or other securities may be issued at a discount,
                                premium  or  otherwise,  and  with  any  special
                                privileges to redemption,  surrender,  drawings,
                                allotment  of shares,  appointment  of Directors
                                and  otherwise.   Debentures,   Debenture-Stock,
                                Bonds or other securities with the right to allotment of or conversion into shares shall be issued only with the consent of the company in General Meeting.]

Inviting/accepting deposits.    ARTICLE  42  -  Subject  to  the  provisions  of
                                Sections  58A  and  58B,  292  and  293  of  the
                                Companies Act and the rules made thereunder from time to time, the Board of Directors may, from time to time, invite and/or accept deposits from members of the public and/or employees of the Company/or otherwise at such interest rates as may be decided by the Board. Board may also pay commission to any person for subscribing or agreeing to subscribe or procure or agree to procure these deposits.

                                               GENERAL MEETINGS

Notice of General Meeting.      ARTICLE  43 -  (1)  A  general  meeting  of  the
                                Company may be called by giving not less than twenty one days notice in writing.

                                (2) A general meeting may be called after giving shorter notice than that specified in clause (1) of this Article if consent is accorded thereto:


----------------

(14) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

                                   (i) in the case of an annual general meeting, by all the members entitled to vote thereat, and

                                   (ii) in the case of any other meeting subject to the provisions of Section 171 of the Act, by members of the Company holding not less than ninety five percent of such part of the paid-up share capital of the Company as gives a right to vote at meeting.

Business of  meeting.           ARTICLE 44 - The ordinary  business of an annual
                                general meeting shall be to receive and consider the profit and loss account, the balance sheet, and the report of the Board of Directors and of the Auditors, and to declare dividends. All other business transacted at such meeting and all business transacted at an extra ordinary meeting shall be deemed special.

Quorum. ARTICLE 45 - (1) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business.

                                (2) Save as herein otherwise provided, five members present, one of whom will be a representative of the President, in person shall be quorum for a general meeting of the Company.

General Meetings.               ARTICLE 46 - The first annual general meeting of
                                the Company shall be held within eighteen months
                                of  its  incorporation  thereafter,  the  annual
                                general  meeting shall be held within six months
                                after the expiry of each financial year,  except
                                in the case where,  for any special  reason time
                                for  holding  any annual  general  meeting  (not
                                being  the  first  annual  general  meeting)  is
                                extended by the  Registrar  under Section 166 of
                                the Act, no greater interval than fifteen months
                                shall be allowed to elapse  between  the date of
                                one annual general meeting and that of the next.
                                Every  annual  general  meeting  shall  be  held
                                during  business  hours  on a day  other  than a
                                public holiday  either at the registered  office
                                of the  company  or at some  other  place as the
                                Central  Government  may direct,  and the notice
                                calling  the  meeting  shall  specify  it as the
                                annual  general  meeting.  All other meetings of
                                the  Company  shall  be  called   "Extraordinary
                                General Meeting".

When Extra-ordinary             ARTICLE 47 - The Board may,  whenever they think
meeting to be called.           fit and shall, on the requisition of the holders
                                of   not   less    than   one   tenth   of   the
                                paid-up-capital  of the  Company  upon which all
                                calls or other sums then due have been paid,  as
                                at the date  carry the right of voting in regard
                                to that matter  forthwith  proceed to convene an
                                extraordinary meeting of the Company, and in the
                                case  of   such   requisition,   the   following
                                provisions shall have effect:-

                                (1) The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the office and may consist of several documents, in like-form each signed by one or more requisitionists.

                                (2) If the Board of Directors of the Company do not proceed within twenty one days from the date of the requisition being so deposited to cause meeting to be called on a day not later than 45 days from the date of deposit of the requisition, the requisitionists or a majority of them in value may themselves convene the meeting, but any meeting so convened shall be held within three months from the date of the deposits of the requisition.

                                (3) Any meeting convened under this Article by the requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board.

                                If, after a requisition has been received, it is not possible for a sufficient number of
                                Directors to meet in time so as to form a quorum, any Director may convene an extraordinary general meeting in the same manner as early as possible as that in which meetings may be convened by the Board.

Omission to give notice.        ARTICLE 48 - The accidental omission to give any
                                such notice or the non-receipt of any such notice by any member shall not invalidate the proceedings at any meeting.

Chairman of General Meeting.    ARTICLE 49 - The  Chairman of the Board shall be
                                entitled  to take the  Chair  at  every  general
                                meeting or if there be no such  Chairman,  or if
                                at any  meeting he shall not be  present  within
                                fifteen  minutes  after the time  appointed  for
                                holding  such  meeting or is unwilling to act as
                                Chairman,   the  members  present  shall  choose
                                another   Director  as  Chairman,   and,  if  no
                                Director  shall  be  present,   or  if  all  the
                                Directors present decline to take the chair then, the members present shall choose one of their number to be the Chairman.

When, if quorum not present, ARTICLE 50 - If within half an hour from the meetings to be dissolved time appointed for the meeting a quorum is not and when to be adjourned. present, the meeting if convened upon such requisition  as aforesaid,  shall be dissolved;
                                but in any other case it shall stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present then those members who are present shall be a quorum and may transact the business for which the meeting was called.

Right of  President to appoint  ARTICLE 51 - (1) The President, so long  as  he
any person as his               is a shareholder of the Company, may, from time
representative.                 to time, appoint one or more persons (who  need
                                not be a member or members of the Company) to represent him at all or any meeting of the Company.

                                 (2) Any one of the persons appointed under sub clause (1) of this Article shall be deemed to be a member of the Company and shall be entitled to vote and be present in person and exercise the same rights and powers (including the right to vote by proxy) as the President could exercise as a member of the Company.

                                 (3) The President may, from time to time, cancel any appointment made under sub clause
                                 (1) of this Article and make fresh appointment.

                                 (4) The production at the meeting of an order of the President evidenced as provided in the Constitution, shall be accepted by the Company as sufficient evidence of any such appointment or cancellation as aforesaid.

Adjournment of meeting.          ARTICLE 52 - (1) The Chairman may,  with the
                                 consent of any meeting at which a quorum is present and shall, if so directed by the meeting, adjourn the meeting from time to time and place to place.

Business at adjourned  meeting.  (2)  No  business shall  be   transacted  at
                                 any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of  adjourned meeting.    (3) When a meeting is adjourned  for 30 days or
                                 more, notice of the adjourned meeting shall be given as was given in the case of an original meeting.

                                 (4) Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

How questions to be decided at   ARTICLE  53 - (1) Every  question  submitted to
meetings.                        a  meeting  shall  be  decided  in  the   first
                                 instance by a show of hands and in the case of an equality of votes the Chairman shall, both on a show of hands and at a poll (if any), have a casting vote in addition to the vote or votes to which he may be entitled as a member.

Evidence of a resolution         (2) At any general  meeting a  resolution  put
where poll not demanded.         to vote of the meeting  shall be decided  on  a
                                 show of hands,  unless a poll is,  before or on
                                 the  declaration  of the  result of the show of
                                 hands,  demanded by a member  present in person
                                 or proxy or by duly authorised  representative,
                                 and unless a poll is so demanded, a declaration
                                 by the  Chairman  that a  resolution  has, on a
                                 show  of  hands,   been   carried   or  carried
                                 unanimously  or  by a  particular  majority  or
                                 lost,  and an entry to that  effect in the book
                                 of  proceedings   of  the  Company,   shall  be
                                 conclusive  evidence of the fact, without proof
                                 of  the  number  or   proportion  of  the  vote
                                 recorded   in   favour  of  or   against   that
                                 resolution.

Poll how to be taken.            (3) If a poll  is  duly demanded, it  shall  be
                                 taken in such manner and at such time and place
                                 as the  Chairman  of the  meeting  directs  and
                                 either  at  once  or  after  an   interval   or
                                 adjournment or otherwise, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand of a poll may be withdrawn.

Poll when to be taken at the     (4)  Subject to the provisions of  Section  180
meeting.                         of the Act,  any  poll  duly  demanded  on  the
                                 election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Business may proceed             (5) The demand of a poll shall not  prevent the
notwithstanding demand of poll.  continuance  of a meeting  for the  transaction of any business other than the question on which a poll has been demanded.

Chairman's decision  conclusive. (6) The Chairman of  any  meeting  shall be the sole judge of the validity of every vote tendered at such meeting. The Chairman present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll.

Objection to vote.               (7) No objection  shall  be  raised as  to  the
                                 qualification  of  any  voter  except  at   the
                                 meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all other purposes.

Chairman to judge validity.      (8) Any such objection made in due  time  shall
                                 be referred to the Chairman of the meeting whose decision shall be final and conclusive.

Vote of  Members.                ARTICLE 54 -  Upon a show of hands every member
                                 present in person or by proxy, or by duly authorised representative shall have one vote and upon a poll every such member shall have one vote for every share held by him.

Votes in respect of              ARTICLE 55 -  Any  person  entitled  under  the
deceased and                     transmission clause to  any  shares may vote at
bankrupt members.                any general  meeting in respect thereof  in the
                                 same manner as if he were the registered holder
                                 of such shares provided that seventy-two  hours
                                 at least before the time of holding the meeting
                                 or  adjourned  meeting  as the  case  may be at
                                 which he proposes to vote, he shall satisfy the
                                 Board of Directors of his right to such shares,
                                 unless  the  Board  of  Directors   shall  have
                                 previously admitted his right to such shares of his right to vote at such meeting in respect thereof.

Joint holders.                   ARTICLE 56 - Where there are  joint  registered
                                 holders of any share,  any one of such  persons
                                 may vote at any meeting,  either  personally or
                                 by proxy,  in respect  of such  shares as if he
                                 were solely entitled thereto,  and if more than
                                 one of such  joint  holders  be  present at any
                                 meeting personally or by proxy, that one of the
                                 said persons present whose name stands first on
                                 the  register  in respect  of such share  shall
                                 alone be entitled  to vote in respect  thereof.
                                 Several   executors  or   administrators  of  a
                                 deceased member in whose name any share stands shall for the purposes of this clause be deemed joint holders thereof.

Votes in  respect  of shares of  ARTICLE 57 - A member of  unsound  mind  or  in
members of  unsound  mind.       respect of whom an order has been made by any
                                 Court having jurisdiction in lunacy, may vote whether on a show of hands or on poll, by his committee or other legal guardian, and any such committee or guardian may on a poll, vote by proxy.

No member to vote unless         ARTICLE 58 - No member  shall  be  entitled  to
calls are  paid-up.              vote at any general  meeting  unless all  calls
                                 or other sums presently payable by him in respect of shares in the Company have been paid.

Instrument appointing            ARTICLE  59 - A member  entitled  to attend and
proxy to be in writing.          vote at a meeting  may  appoint another  person
                                 (whether a member or not) as his proxy to attend a meeting and vote on show of hands or on a poll. No member shall appoint more than one proxy to attend on the same occasion. The instrument appointing a proxy shall be in writing and be signed by the appointer or his attorney duly authorised in writing or if the appointer is a body corporate, be under its seal or be signed by an officer or an attorney duly authorised by it.

Form of  Proxy.                  ARTICLE  60 -  An instrument appointing a proxy
                                 shall be in either of the forms in Schedule IX to the Act or a form as near thereto as circumstances admit.

Instrument appointing            ARTICLE 61 - The instrument appointing  a proxy
proxy to be deposited            and the power of  attorney or other  authority
in office.                       (if  any)  under  which   it  is  signed,  or a
                                 notarially  certified  copy  of that  power  or
                                 authority, shall be deposited at the registered
                                 office  of  the   Company   not  less  than  48
                                 (forty-eight) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or in the case of a poll not less than 24
                                 (twenty four) hours before the time appointed for taking of the poll and in default the instrument of proxy shall not be treated as valid.

When vote by proxy valid         ARTICLE 62 - A vote given  in  accordance  with
though authority   revoked.      the terms  of  an   instrument  of  proxy shall
                                 be valid notwithstanding the previous death or insanity of the principal, or the revocation of the proxy or of the authority under which the proxy was executed or the transfer of the shares in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer or transmission shall have been received at the office of the Company before the commencement of the meeting or adjourned meeting at which the proxy is used.

No member entitled to vote etc. ARTICLE 63 - No member shall be entitled to while call due to the company. be present, or to vote on any question either personally or by proxy at any general meeting or upon a poll, or be reckoned in a quorum whilst any call or other sum shall be due and payable to the Company in respect of any of the share of such members.

                               BOARD OF DIRECTORS

Board of Directors.              ARTICLE  64 - The   business   of  the  Company
                                 shall be managed by  the  Board  of  Directors.

(15)[Number of Directors.        ARTICLE 65 - Until  otherwise  determined  by a
                                 General Meeting of the Company and subject to the provisions of Section 252 of the Act, the number of Directors shall not be less than three and more than twelve. The Directors are not required to hold any qualification shares.

President of India's powers      ARTICLE  66 A - The President  of  India  shall
to appoint Director.             be entitled by a notice in  writing,  addressed
                                 to the Company by an order made and executed in
                                 the   name  of  the  President  of  India   and
                                 authenticated as provided by  the  Constitution
                                 of India, to  appoint  such  number of  persons
                                 as Directors  as   shall,  together   with  the
                                 Managing   Director   and   other     Directors
                                 including  whole-time  Directors,   not  exceed
                                 one-third of the total number of Directors  for
                                 the  time  being on the  Board  of the  Company
                                 (including  vacancies,  if any)  and to  remove
                                 such  person or  persons  from  office and on a
                                 vacancy  being  caused in such  office from any
                                 cause   whatsoever,   whether  by  resignation,
                                 retirement, death, removal or otherwise, of any such person or persons so appointed, to appoint another or others to fill such vacancy. An appointment or removal of a Director under this Article shall become effective forthwith upon receipt by the Company of the aforesaid order.
                                 The Directors so appointed by the President of India shall not be liable to retire at any General Meeting of the Company.

Right of the  President          ARTICLE 66 B - Subject to provisions of Article
of India to appoint              66 A above,  the  President  of India  shall be
Chairman/Managing                entitled  by a notice in writing  addressed  to
Director, etc.                   the  Company to  appoint  any  Director  as the
                                 Chairman of the Board or Chairman  and Managing
                                 Director,   Managing  Director,  or  whole-time
                                 Director(s) of the Company and prescribe  their
                                 remuneration subject to the provisions relating
                                 to  remuneration  contained  in the  Act and to
                                 remove such person from office and on a vacancy
                                 being  caused  in  such   office,   whether  by
                                 resignation,   retirement,  death,  removal  or
                                 otherwise, of any such person so appointed, to appoint another/others to fill such vacancy. An appointment or removal of a Director under this Article shall become effective forthwith upon receipt by the Company of the notice in writing aforesaid.


Appointment of alternate         ARTICLE  66  C  -  The  Board  may  appoint  an
Director.                        alternate   Director   recommended   for   such
                                 appointment by a Director other than whole-time
                                 Director   (hereinafter   called  the  Original
                                 Director) in whose place he is being appointed during his absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held.



----------------
(15) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT EGM HELD ON 10 MARCH 1993.

                                 Provided that in the case of an Original Director who is appointed by the President of India under the provisions of Article 66A, the Board may appoint an alternate Director recommended for such appointment by the President of India. An alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the original Director returns to that State. If the term of office of the Original Director is determined before he so returns to that State, any provision(s) in the Act or in this Articles for the automatic appointment shall apply to the Original Director and not to the alternate Director.

Directors'  power to appoint     ARTICLE 66 D -  Subject  to  the  provisions of
additional Director.             Section 260 of the Act, the  Board  shall  have
                                 power  at  any  time  and  from  time  to time,
                                 appoint  any  other qualified  person(s)  to be
                                 an  Additional  Director(s),  but  so that  the
                                 total number of Directors shall not at any time
                                 exceed the maximum   fixed   under  Article 65.
                                 Any such additional Director (s) shall hold office only upto the date of the next Annual
                                 General Meeting.

Directors power to fill          ARTICLE 66 E
casual vacancies.                (a) If the office of any Director  appointed by
                                 the  Company  in  General  Meeting  is  vacated
                                 before  his term of office  will  expire in the
                                 normal  course,  the resulting  casual  vacancy
                                 may,   in  default  of  and  subject  to  these
                                 Articles, be filled by the Board of Directors at a meeting of the Board.

                                 (b) Any person so appointed shall hold office only up to the date up to which the Director in whose place he is appointed would have held office, if it had not been vacated as aforesaid but shall be eligible for the re-appointment at such Meeting subject to the provisions of the Act.

Retirement  by rotation of       ARTICLE  66 F(i) -   At  every  Annual  General
Directors and  ascertaining      Meeting of the  Company,  one-third  of such of
of Directors retiring by         the Directors for the time being, as are liable
rotation and filling up of       to retire by rotation or if their number is not
vacancies.                       three   or a  multiple  of  three,  the  number
                                 nearest  to one-third shall retire from office.
                                 The  non-retiring  Directors, if any, shall not
                                 be subject to retirement  under this clause and
                                 shall not be taken into account  in determining
                                 the  rotation of  retirement  or  the number of
                                 Directors to  retire.  Subject to provisions of
                                 the Act,   the  Directors to retire by rotation
                                 under  this  Article  at every  Annual  General
                                 Meeting  shall be those  who have been  longest
                                 in office since their last  appointment, but as
                                 between  persons who become  Directors   on the
                                 same day, those who are to retire,  shall,   in
                                 default of and subject to any agreement   among
                                 themselves, be determined by lot.

Eligibility for re-election.     ARTICLE 66 F(ii) - A retiring Director shall be
                                 eligible for re-election.

Company to appoint successors.   ARTICLE  66 F(iii) - Subject  to   Section  258
                                 of the Act, the Company at the General Meeting at which a Director retires in the manner aforesaid may fill up the vacated office by electing a person thereto.

Special  position of Managing    ARTICLE 66 G -The Managing  Director shall not,
Director.                        while  he  continues  to  hold  that office be
                                 subject to retirement by rotation in accordance with Article 66F(i). If he otherwise, ceases to hold the office of Director he shall ipso facto and immediately cease to be a Managing
                                 Director.

Notice of  candidature  for      ARTICLE  66 H
office of  Director  except in   (a)  A   person    other    than   a   retiring
certain cases.                   Director shall  be  eligible for appointment to
                                 the office of Director at any General Meeting, if he or some member intending to propose him has, not less than fourteen days before the Meeting, left at the Registered Office, a notice in writing under his hand, signifying his candidature for the office of Director or the intention of such Member to propose him as a candidate for that office, as the case may be, alongwith a deposit of five hundred rupees or such sum as may for the time being be prescribed by the Act, which shall be refunded to such person or, as the case may be, to such member, if the person succeeds in getting elected as a Director.

                                 (b) The Company shall inform its members of the candidature of a person for the office of a Director or the intention of a member to propose such person as a candidate for that office, by serving individual notices on the members not less than seven days before the Meeting;

                                 Provided that it shall not be necessary for the Company to serve individual notices upon the members as aforesaid, if the Company advertises such candidature or intention, not less than seven days before the Meeting, in atleast two newspapers circulating in the place where the Registered Office of the Company is located, of which one is published in English and the other in the regional language of that place.

                                 (c) Every person (other than a Director retiring by rotation or otherwise or a person who has left at the office of the Company, a notice under Section 257 of the Act, signifying his candidature for the office of Director) proposed as a candidate for the office of a Director shall sign and file with the Company his consent in writing to act as a Director, if appointed.

Filing of consent to act as      ARTICLE 66 I - A person other than
Director.
                                 (a) A Director re-appointed after retirement by
                                 rotation  or  immediately  on the expiry of his
                                 term  of  office;   or

                                 (b) An additional or alternate Director, or a person filling a casual vacancy in the office of a Director under Section 262 of the Act, appointed as an additional or alternate Director, immediately on the expiry of his term of office; shall not act as a Director of the Company, unless he has, within thirty days of his appointment, signed and filed with the Registrar his consent in writing to act as such Director.

Remuneration of Directors.       ARTICLE 66 J

                                 (a) The fee payable to a Director for attending a meeting of the Board or Committee thereof shall be decided by the Board of Directors from time to time within the maximum limit of such fee that may be prescribed under the proviso to
                                 Section 310 of the Companies Act, 1956.

                                 (b) Subject to the Provisions of the Act, any Director if called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any committee formed by the Directors), the board may arrange with such Director for such special remuneration, for such extra services or special exertions or efforts, either by a fixed sum or otherwise, as may be determined by the Board and such remuneration may be either in addition to or in substitution of his remuneration above provided.

Travelling expenses
incurred by                      ARTICLE 66 K - The Board of Directors may allow
Director.                        and pay to any  Director, who is not a resident
                                 of the place where the meetings of the Board or
                                 Committees  thereof or  General  Meeting of the
                                 Company  are  held and who  shall  come to such
                                 place for the purpose of attending a meeting or
                                 for  attending  its  business at the request of
                                 the Company, such sum as the Board may consider
                                 fair  compensation  for  travelling,  hotel and
                                 other incidental  expenses,  in addition to his
                                 fee,  if any,  for  attending  such  meeting as
                                 above specified,  and if any Director be called
                                 upon to go or reside out of the ordinary  place
                                 of his residence on the Company's business,  he
                                 shall  be   entitled  to  be   reimbursed   all
                                 travelling  and  other  expenses   incurred  in
                                 connection with the business of the Company.

Directors may act                ARTICLE 66 L - The continuing  Director(s) may
notwithstanding                  act notwithstanding any vacancy in their  body,
vacancy.                         but, if and so long as their  number is reduced
                                 below the quorum fixed by  these  Articles  for
                                 a meeting  of   the   Board,   the   continuing
                                 Director(s)   may  act  for  the   purpose   of
                                 increasing the number of Directors to that fixed for the quorum, or for summoning a General Meeting, but for no other purpose.]

General powers of the            ARTICLE  67 -  Subject  to the   provisions  of
company vested in the            the  Act and  the  directives  or  instruments,
Board of Directors.              if any, the President  may  issue  from time to
                                 time,  the business of  the  Company  shall  be
                                 managed  by the Directors   who  may   pay  all
                                 expenses incurred in setting up and registering
                                 the  Company  and who  may  exercise  all  such
                                 powers  and all  such  acts and  things  as the
                                 Company  is  authorised  to  exercise  and  do.
                                 Provided that the Directors  shall not exercise
                                 any  power  or do any  act or  thing  which  is
                                 directed or required  whether by the Act or any
                                 other act or by the  Memorandum  or Articles of
                                 the Company or  otherwise,  to be  exercised or
                                 done  by  the   Company  in  general   meeting.

                                 Provided further that in exercising any such power or doing any such act or thing, the directors shall be subject to the provisions contained in that behalf in the Act or any other act, or in the Memorandum or Articles of the Company, or in any regulation made by the Company in general meeting. No regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

Delegation of Powers.            ARTICLE 68 - (1)  Subject to the  provisions of
                                 the Act, the Board may, from time to time, delegate such of its powers as it may think fit to the Chairman, Chairman-cum-Managing Director and/or Managing Director(s), subject to such terms, conditions and restrictions as it may deem necessary to impose and may, from time to time, revoke, amend or vary all or any of the powers so delegated.

                                 (2) The Chairman, the Chairman-cum-Managing Director and/or Managing Director(s) may sub-delegate any of the powers delegated to him by the Board to any officer or other employees of the Company, subject to condition that every such sub-delegation of his powers will be reported to the Board.

Powers of Chairman.              ARTICLE 69 - (i) The Chairman shall reserve for
                                 decision of the President any proposals or decisions of the Board of Directors or any matter brought before the Board which raises in the opinion of the Chairman, any important issue and which is, on that account, fit to be reserved for the decision of the President and no decision on such an important issue shall be taken in the absence of the Chairman appointed by the President.

(16)[Matters  requiring  prior    (ii)  Notwithstanding   any  of the provisions
approval of President.           contained in the other Articles, prior approval
                                 of the President shall be obtained in respect of:

                                 (a) Appointment, which term will include initial appointment, extension in service and re-employment of personnel who have attained the age of 58 years on a pay (including pension and pensionary equivalent of retirement benefits) exceeding Rs.5,700 (Rupees Five Thousand and Seven Hundred only) per mensem.



----------------
(16) SUBSTITUTED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 11TH AGM HELD ON 27 SEPTEMBER 1997.

                                 (b) Appointment of any foreign national to any post in the Company.

                                 (c)  Winding  up of the Company.

                                 (d) Sale, lease or disposal of any land and /or building having an original book value of
                                 Rs.   Ten  lakhs  and   above.

                                 (e) Establishing financial joint ventures and wholly owned subsidiaries in India or abroad only except in the cases where the equity investment of the Company satisfies the following criteria:

                                        (i) Rs.200  crores in any one project

                                        (ii)  5 per cent of the net worth of the
                                              company in any one project

                                        (iii) 15  percent  of the net worth  of
                                              the company in all joint ventures/
                                              subsidiaries put together.

                                 (f) Company's five year and Annual Plans for Development and Capital Budgets.

                                 (g) Revenue Budget of the Company in case there is an element of deficit which is proposed to be met by obtaining funds from Central Government.

                                 (h) Withdrawal of an existing service.

                                 (i)   Fixation,   modification,   increase   or
                                 reduction  in  tariff  for   telecommunications
                                 services provided by the Company to the user.]

Power of President to issue      ARTICLE 70 - Notwithstanding anything contained
directives.                      in  all  these  Articles  but  subject  to  the
                                 provisions of the Act, the President  may, from
                                 time  to  time,   issue  such   directives   or
                                 instructions as may be considered necessary in regard to the conduct of business and affairs of the Company and in like manner may vary and annul any such directive or instruction. The
                                 Board of Directors shall give immediate effect to the directives or instructions so issued. In particular, the President will have the powers:

                                 (i) to give directives to the Company as to the exercise and performance of its functions in matters involving national security or substantial public interest

                                 (ii) to call for such returns, accounts and other information with respect to the property and activities of the company as may be required from time to time.

                                 (iii) to provide wholly or partly owned company(ies) or subsidiary(ies) including participations in their share capital irrespective of the sources from which the operations of such companies are to be financed.

                                 (iv) to determine in consultation with the Board annual, short and long-term financial and economic objectives of the company.

                                 Provided that all directives issued by the President shall be in writing addressed to Chairman. The Board shall, except where the President considers that the interest of national security requires otherwise, incorporate the contents of directives issued by the President in the annual report of the company and also indicate its impact on the financial position of the company.

                                 (v) To take decisions regarding entering into partnership and/or regarding arrangements for sharing profits.

Matters reserved for             ARTICLE  71 - No  action shall be taken  by the
President's approval.            company in respect of any proposal or  decision
                                 of the Board reserved for the approval of the President until his approval to the same has been obtained. The President shall have the power to modify such proposals or decision of the Board.

Specific Powers of the           ARTICLE 72 - Without  prejudice to the  general
Board of  Directors.             powers  conferred by Article 67 and  the  other
                                 powers conferred by these Articles, but subject to the provisions of Sections 293, 293-A, and 294 of the Act, the Board of Directors shall have the following powers, that is to say power:

To acquire  property.            (1) to purchase,  take on  lease  or  otherwise
                                 acquire for the company property, rights or privileges which the company is authorised to acquire at such price, and generally on such terms and conditions as they think fit.

Works of a capital nature.       (2)  to  authorise  without  reference  to  the
                                 Central Government, the undertaking of works of a capital nature within the limits stated in
                                 Article 69 (ii)(c) above.

To pay for property,             (3)  to  pay  for  any   property,   rights  or
debentures etc.                  privileges acquired by, or services rendered to
                                 the company  either wholly or partially in cash
                                 or  in  shares,  bonds,   debentures  or  other
                                 securities of the company, and any such shares may be issued either as fully paid-up or with such amount credited as paid-up thereon as may be agreed upon and any such bond, debentures or other securities may be either specifically charged upon all or any part of the property of the company and its uncalled capital or not so charged.

To secure contracts by mortgage. (4)  to secure the fulfillment of any contracts or engagements entered into by the company by mortgage or charge of all or any of the property of the company and its uncalled capital for the time being or in such other manner as they may think fit.

To appoint officers etc.         (5) to create posts of, to  appoint persons and
                                 at their discretion,  remove or suspend general
                                 managers,  managers,   secretaries,   officers,
                                 clerks, agents and servants for permanent, temporary or special services, as they may, from time to time, think fit, and to determine their powers and duties and fix their salaries or emoluments and require security in such instances and to such amounts as they think fit.

To appoint trustees.            (6)  to  appoint any person or persons (whether
                                 incorporated or not), to accept and hold in trust for the company, any property belonging to the company or in which it is interested or for any other purposes, and to execute and do all such deeds and things as may be requisite in relation to any such trust and to provide for the remuneration of such trustee or trustees.

To bring and defend action.      (7) to institute, conduct,  defend  compound or
                                 abandon,  any legal  proceedings  by or against
                                 the  company  or  its   officers  or  otherwise
                                 concerning the affairs of the company and also to compound and allow time for payment or satisfaction of any claims or demands by or against the company.

To refer to arbitration.         (8) to  refer  any  claims  or  demands  by  or
                                 against the company to arbitration and observe and perform the awards.

To give receipt.                 (9) to  make   and give receipts,  release, and
                                 other  discharges  for  money  payable  to  the
                                 company,  and  for  the   claims   and  demands
                                 of company.

To authorise acceptance etc.     (10) to  determine   the  person(s)  who  shall
                                 be  entitled to sign on the  company's  behalf,
                                 bills,    notes,     receipts,     acceptances,
                                 endorsements, cheques, releases, contracts and documents.

To appoint attorney.             (11)  From  time  to time  to  provide  for the
                                 management   of  the  affairs  of  the  company
                                 outside the areas which in the context includes the townships and sites of operations of the company in such manner as they think fit, and in particular to appoint any person to be the attorney or agent of the company with such powers (including power to sub-delegate) and upon such terms as may be thought fit.

To invest moneys.                (12) To invest in  Reserve  Bank/State  Bank of
                                 India/any   nationalised   bank   or  in   such
                                 securities  as may be approved by the President
                                 and deal with any of the moneys of the  company
                                 upon  such   investments   authorised   by  the
                                 Memorandum of Association of the company (not being shares in this company) and in such manner as they think fit and from time to time to vary or realise such investments.

To give security by way of       (13) To  execute  in the name and on  behalf of
indemnity.                       the company in favour of any  Director or other
                                 persons who may incur or be about to incur any personal liability for the benefit of the company such mortgage of the company's property
                                 (present and future) as they think fit and any such mortgage may contain a power of sale and such other powers, covenants and provisions as shall be agreed upon.

To give percentage.              (14) Subject to the approval of the  President,
                                 to give to any person employed by the company a commission on the profits of any particular business transaction or a share in the general profits of the company, and such commission or share of profit shall be treated as part of the working expenses of the company.

To make bye-laws.               (15) From time  to  time  make,  vary and repeal
                                bye-laws for the regulation of the business of the company, its officers and servants.

To give bonus.                  (16)  To  give,   award,  or  allow  any  bonus,
                                pension,   gratuity  or   compensation   to  any
                                employee of the company or his widow, children or dependants, that may appear to the Board of Directors just or proper, whether such employee, his widow, children or dependants have or have not a legal claim upon the company.

To create Provident             (17) Before  declaring any dividend to set aside
Fund.                           such  portion of the  profits of the  company as
                                they may think fit, to form a fund to provide for such pensions, gratuities or compensation or to create any provident or benefit fund in such manner as the Board of Directors may deem fit.



To establish                    (18)  From  time  to  time  and at any  time  to
Managing Committee.             establish  any Managing  Committee  for managing
                                any  of  the  affairs  of  the  company  in  any
                                specified  locality  in India,  or out of India,
                                and to appoint any  person(s) to be member(s) of
                                such   Managing   Committee  and  to  fix  their
                                remuneration  and  from  time to time and at any
                                time to delegate to any  person(s)  so appointed
                                any of the powers,  authorities  and  discretion
                                for  the  time  being  vested  in the  Board  of
                                Directors other than the power to make call; and
                                to  authorise  the members for the time being of
                                any such  Managing  Committee  or any of them to
                                fill  up  any  vacancies   therein  and  to  act
                                notwithstanding    vacancies,   and   any   such
                                appointment or delegation may be made in such terms, and subject to such conditions as the Board of Directors may think fit and the Board of Directors may at any time remove any person so appointed and may annul or vary any such delegation.

To make  contracts.             (19) To enter  into all  such  negotiations  and
                                contracts   and   rescind   and  vary  all  such
                                contracts, execute and do all such acts, deeds and things in the name and on behalf of the company as they may consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the company; and



To establish institution,       (20)  To  establish,   maintain,  support  and
society, etc.                   subscribe to any charitable,  benevolent, public
                                or general useful objects or any institution, society, or club or fund which may be for the benefit of the company or its employees or may be connected with any town or place where the company carries on its business or any object in which the company may be interested.

To borrow or raise or secure (21) Subject to the approval of the President to the payment of money subject borrow or raise or secure the payment of money
to the approval of the          in such  manner as the  company  shall think fit
President.                      and in particular by executing mortgages and the
                                issue   of   debentures,   or   debenture-stock,
                                perpetual or otherwise,  charged upon all or any
                                of the  company's  property  (both  present  and
                                future)  including  its uncalled  capital and to
                                purchase,   redeem,   or  pay   off   any   such
                                securities.


To fix terms and conditions     (22) To fix terms and conditions for  providing,
for providing, maintaining &    maintaining and operating services  provided  to
operating services.             the customers.

Seal. ARTICLE 73 - The seal of the company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors and except in the presence of at least one Director or such other person as the Board may appoint for the purpose; and the said Director or the person aforesaid shall sign every instrument to which the seal of the company is so affixed in his presence.

                            PROCEEDINGS OF THE BOARD

Meeting of the Board.           ARTICLE 74 - A meeting of the Board of Directors
                                shall be held for the despatch of the business of the company at least once in every three months and at least four such meetings shall be held in every year.

Director may summon meeting.    ARTICLE 75 - A Director  may at any time convene
                                a meeting of the Board Directors. Questions arising at any meeting shall be decided by majority of votes. The Chairman shall have a second or casting vote in the case of an equality of votes.

Notice of meetings.             ARTICLE 76 - (1) Notice of every  meeting of the
                                Board of Directors of the Company shall be given in writing to every Director for the time being in India and at his usual address in India to every other Director.

                                (2) Every officer of the company, whose duty is to give notice as aforesaid and who fails to do so shall be punishable with fine which may extend to one hundred rupees.

Quorum for meetings.            ARTICLE  77 - The  quorum  for a meeting  of the
                                Board of Directors of the Company shall be one-third of its total strength (total strength as determined by the Act and any fraction in that one-third being rounded off as one) or 2
                                Directors, whichever is higher.

Chairman of  Board's            ARTICLE  78  -  The  President  may  nominate  a
meeting.                        Director as Chairman of the Directors'  meetings
                                and determine the period for which he is to hold office. If no such Chairman is nominated, or if at any meeting the Chairman is not present within 15 minutes after the time for holding the same, the Directors present may choose one of their number to be the Chairman of the meeting.


Power of  Quorum.               ARTICLE 79 - A meeting of the Board of Directors
                                for the time  being at which a quorum is present
                                shall be competent to exercise all or any of the
                                authorities,  powers, and discretion by or under
                                the  Articles  of  company  for the  time  being
                                vested  in  or   exercisable  by  the  Board  of
                                Directors generally.

Delegation of powers            ARTICLE  80 - The  Board  may,  subject  to  the
to committees.                  restrictions  laid  down in  Section  292 of the
                                Act, delegate any of their powers to Committees consisting of such number of their body as they think fit, and may, from time to time, revoke such delegation. Any Committee so formed, shall in the exercise of the power so delegated, conform to any regulation that may, from time to time, be imposed upon it by the Board of Directors. The proceedings of such a Committee shall be placed before the Board of Directors at its next meeting.

Chairman of  meeting of         ARTICLE 81 - A Committee of Directors  may elect
committee.                      a  Chairman  of  their  meetings,   if  no  such
                                Chairman is elected or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairman of the meeting.


When acts of Directors or       ARTICLE 82 - All acts done by any meeting of the
Committee valid                 Board  of  Directors,   or  of  a  Committee  of
notwithstanding defective       Directors, or by any person acting as a Director
appointment.                    shall  notwithstanding  that  it  be  afterwards
                                discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were or was disqualified, be as valid as if every such person had been duly appointed and was qualified to be Director. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the company to be invalid or to have terminated.

Resolution without Board        ARTICLE  83  -  Subject  to  the  provisions  of
Meeting valid.                  Section 292 of the Act, resolutions of the Board
                                can be passed by  circulation  and they shall be
                                as valid  and  effectual  as if they  have  been
                                passed  at a meeting  of the Board of  Directors
                                duly  called  and  constituted.   No  resolution
                                shall,  however,  be  deemed  to have  been duly
                                passed by the Board or by a Committee thereof by
                                circulation   unless  the  resolution  has  been
                                circulated in draft, together with the necessary papers, if any, to all the Directors, or to all the members of the Committee then in India (not being less in number than the quorum fixed for a meeting of the Board or Committee as the case may be), and to all other Directors or members at their usual address in India, and has been approved by such of the Directors as are then in India or by a majority of such of them, as are entitled to vote on the resolution.

                                RESERVES AND DIVIDENDS.

Reserve Fund.                   ARTICLE 84 - Subject to Section  205 of the Act,
                                the Board may, before recommending any dividend,
                                set apart out of the profits of the company such
                                sums as they think  proper as a reserve  fund to
                                meet contingencies or for equalising  dividends,
                                or for  special  dividends,  or  for  repairing,
                                improving and maintaining any of the property of
                                the company, and for amortisation of capital and
                                for  such  other   purposes   as  the  Board  of
                                Directors shall, in their absolute discretion, think conducive to the interest of the company, and may invest the several sums so set aside upon such investments, (other than shares of the company) as they may think fit from time to time to deal with and vary such investments and dispose of all or any part thereof for the benefit of the company, and may divide the reserve funds into such special funds, as they think fit and employ the reserve funds or any part thereof in the business of the company and that without being bound to keep the same separate from the other assets.

Net Profits.                    ARTICLE 85 - The declaration of the Directors as
                                to the amount of net profits of the company shall be conclusive.

Dividend ARTICLE 86 - The profits of the company available for payment of dividend subject to any special rights relating thereto, created or authorised to be created by these presents and subject to the provisions of these presents as to the reserve fund and amortisation of capital, shall, with the approval of the President, be divisible among the members in proportion to the amount of capital paid up by them respectively, provided always that (subject as aforesaid) any capital paid up on a share during the period in respect of which a dividend is declared shall only entitle the holder of such share to an apportioned amount of such dividend as from the date of payment.


Interim dividend.               ARTICLE 87 - The Board  may,  from time to time,
                                pay to the members such interim dividends as in their judgement the position of the company justifies.

Capital paid  up in  advance.   ARTICLE  88 -  Where  capital  is paid up on any
                                shares in advance of calls upon the footing that the same shall carry interest, such capital shall not, whilst carrying interest, confer a right to participate in profits.

Declaration of dividends.       ARTICLE 89 - The  company,  in general  meeting,
                                may declare a dividend to be paid to the members according to their rights and interests in the profits but no dividend shall exceed the amount recommended by the Board of Directors.

Dividends out of profits        ARTICLE 90 - No  dividend  shall be  declared or
only and not to carry           paid  by the  company  for  any  financial  year
interest.                       except out of profits  of the  company  for that
                                year   arrived  at  after   providing   for  the
                                depreciation  in accordance  with the provisions
                                of  sub-section(2)  of Section 205 of the Act or
                                out of profits of the company  for any  previous
                                financial   year  or  years   arrived  at  after
                                providing  for the  depreciation  in  accordance
                                with    those     provisions    and    remaining
                                undistributed or out of both or out of moneys provided by the Government for the payment of dividend in pursuance of a guarantee given by the Government. No dividend shall carry interest against the company.


(17)[Debts may be deducted.     ARTICLE 91 - The Board may retain any  dividends
                                in respect of shares on which the  company has a
                                lien  and  may  apply  the  same  in or  towards
                                satisfaction   of  the  debts,   liabilities  or
                                engagements in respect of which the lien exists.
                                No unclaimed dividend shall be forfeited by the Board unless the claim thereto becomes barred by law and the company shall comply with all the provisions of Section 205-A of the Act in respect of unclaimed or unpaid dividend.]

Dividends to the joint holders. ARTICLE 92 - Any one of several  persons who are registered as the joint holders of any share, may give effectual receipts for all dividends and payments on account of dividends in respect of such shares.

Dividends are to be paid        ARTICLE  93  -  Subject  to  the  provisions  of
in cash.                        Section  205 of the Act,  no  dividend  shall be
                                payable except in cash.



-------------
(17) AMENDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 6TH AGM HELD ON 29 SEPTEMBER 1992.

Payment by post.                ARTICLE  94 -  Unless  otherwise  directed,  any
                                dividends may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled or in the case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent.

Notice of  dividends.           ARTICLE  95 - Notice of the  declaration  of any
                                dividend, whether interim or otherwise, shall be given to the holders of registered shares in the manner hereinafter provided.

                                               ACCOUNTS.

Accounts to be kept.            ARTICLE 96 - The company  shall cause to be kept
                                proper books of accounts with respect to:-

                                (a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure take place;

                                (b) all sales and purchases made by the company;

                                (c) the assets and liabilities of the company.


Inspection of Accounts Books.   ARTICLE 97 - The books of account  shall be kept
                                at the Registered Office of the Company or such other place in India as the Board of Directors shall think fit and shall be open to inspection by the Directors during business hours.

Inspection by members.          ARTICLE 98 - The Board of Directors shall,  from
                                time  to  time,  determine  whether  and to what
                                extent  and at what  time and  places  and under
                                what  conditions or regulations the accounts and
                                books  of the  company  or any of them  shall be
                                open  to   inspection   of  members  (not  being
                                Directors) and no member (not being a Director) shall have any right of inspecting any account or book or document of the company except as conferred by law or authorised by the Board of Directors or by the company in general meeting.

Annual accounts and balance     ARTICLE 99 - Subject  to Section  210 (3) of the
sheets.                         Act,  at the First  Annual  General  Meeting and
                                subsequently  at every Annual  General  Meeting,
                                the  Board  shall  lay  before  the  company,  a
                                Balance Sheet and Profit and Loss Account in the
                                case   of   the   first    account   since   the
                                incorporation of the company, and in any other case since the preceding account made up to a date not earlier than the date of the meeting by more than six months or where an extension of time has been granted for holding the meeting by more than six months and the extension so granted.


Annual report of the Board of   ARTICLE  100 - The  Board  shall  make  out  and
Directors.                      attach  to every  balance  sheet a  report  with
                                respect to the state of the  company's  affairs,
                                the  amount,  if  any,  which  they  recommended
                                should  be  paid  by way  of  dividend  and  the
                                amount,  if any,  which they propose to carry to
                                the  Reserve  Fund,  General  Reserve or Reserve
                                Account shown  specifically on the balance sheet
                                or to a Reserve Fund, General Reserve or Reserve
                                Account to be shown specifically in a subsequent
                                balance sheet. The report shall be signed by the
                                Chairman of the Board of  Directors on behalf of
                                the Directors,  authorised in that behalf by the
                                Board,  and when he is not so authorised,  shall
                                be signed by such  number  of  Directors  as are
                                required  to  sign  the  balance  sheet  and the
                                profit   and   loss   account   by   virtue   of
                                sub-sections (1) and (2) of Section 215 of the Act.


Content of profit and loss      ARTICLE 101 - Forms of Balance  Sheet and Profit
account.                        and Loss account shall be in accordance with the
                                provisions of Section 211 of the Act. The Profit
                                and  Loss  Account  shall  in  addition  to  the
                                matters  referred  to in Section  211 of the Act
                                show,  arranged under the most convenient heads,
                                the amount of gross income,  distinguishing  the
                                several  sources  from which it has been derived
                                and   the    amount    of   gross    expenditure
                                distinguishing     the     expenses    of    the
                                establishment,  salaries and other like matters.
                                Every  item  of  expenditure  fairly  chargeable
                                against the year's  income shall be brought into
                                account so that just  balance of profit and loss
                                may be laid  before  the  meeting,  and in cases
                                where  any  item  of  expenditure  which  may in
                                fairness be  distributed  over several years has
                                been incurred in any one year,  the whole amount
                                of such item shall be stated,  with  addition of
                                the   reason   why  only  a   portion   of  such
                                expenditure is charged against the income of the year.


Balance sheet and profit and ARTICLE 102 - The company shall send a copy of loss account to be sent to such Balance Sheet and Profit and Loss Account
members.                        together with a copy of the Auditor's  Report to
                                the registered address of every member of the company and to every holder of debenture/bonds issued by the company in the manner in which notices are to be given hereunder at least twenty-one days before the meeting at which it is to be laid before the members of the company and shall deposit a copy at the Registered
                                Office of the company for inspection of the members of the company during a period of at least twenty-one days before that meeting.

Directors  to  comply  with     ARTICLE 103 - The Board shall,  in all respects,
Sections 209 to 222 of          comply with the  provisions  of Sections  209 to
the Act.                        222 of the  Act  or any  statutory  modification
                                thereof for the time being in force as may be applicable to the company.

                                               AUDIT

Accounts to be audited          ARTICLE  104 - Once at least in every  financial
annually.                       year  the  accounts  of  the  company  shall  be
                                examined and the correctness of the Profit and Loss account and Balance Sheet ascertained by one or more auditors.

Appointment of auditors.        ARTICLE  105  -  The   auditor/auditors  of  the
                                company shall be appointed or reappointed by the
                                Central   government   on  the   advice  of  the
                                Comptroller and Auditor-General of India and his/their remuneration, rights and duties shall be regulated by Sections 224 to 233 of the Act.


Powers of the Comptroller       ARTICLE  106  -  The   Comptroller  and  Auditor
and Auditor General.            General of India shall have power:-

                                (a) to direct the manner in which the company's accounts shall be audited by the auditor/auditors appointed in pursuance of
                                Article 105 hereof and to give such auditor/auditors instructions in regard to any matter relating to the performance of his/their functions as such.

                                (b) to conduct a supplementary or test audit of the company's accounts by such person or persons as he may authorise in this behalf, and for the purposes of such audit, to have access, at all reasonable times, to all accounts, account books, vouchers, documents and other papers of the company and to require information or additional information to be furnished to any person or persons so authorised, on such matters, by such person or persons and in such form as the Comptroller and Auditor General may, by general or special order, direct.

Comments upon or                ARTICLE  107  -The  auditor/auditors   aforesaid
supplement to audit report shall submit a copy of his/their audit report to by the Comptroller & Auditor the Comptroller and Auditor General of India who General to be placed before shall have the right to comment upon or
the  annual  meeting.           supplement the audit report in such manner as he
                                may  think  fit.   Any  such   comment  upon  or
                                supplement to the audit report shall be placed before the Annual General Meeting of the company at the same time and in the same manner as the audit report.


Auditor's right to attend       ARTICLE 108 - The auditors of the company  shall
meeting.                        be entitled  to receive  notice of and to attend
                                any general meeting of the company at which any accounts which have been examined or reported on by them are to be laid down before the company and may make any statement or explanation they desire with respect to the accounts.


When  accounts to be deemed     ARTICLE 109 - Every  account of the company when
finally settled.                audited and approved by a General  Meeting shall
                                be  conclusive,  except  as  regards  any  error
                                discovered  therein  within  three  months  next
                                after the  approval  thereof.  Whenever any such
                                error  is  discovered  within  the  period,  the
                                account   shall   forthwith  be  corrected   and
                                thenceforth shall be conclusive.

                                               NOTICE

How notices to be served        ARTICLE  110 - A  notice  may  be  given  by the
on  members.                    company to any member  either  personally  or by
                                sending it by post to him to his registered address; if he has no registered address, to the address, if any, supplied by him to the company for the giving of notice to him.

Notifying registered            ARTICLE 111 - A holder of registered  shares who
place of address.               has no  registered  place of address,  may, from
                                time to time,  notify in writing to the  company
                                his   address,   which   shall  be  deemed   his
                                registered place of address within the meaning of the last preceding Article.

Notice to joint  holders.       ARTICLE  112 - A  notice  may  be  given  by the
                                company to the joint holders of share by giving the notice to joint holder named first in the register of the share.

How notice to be given          ARTICLE  113 - A  notice  may  be  given  by the
to deceased or bankrupt         company  to the  person  entitled  to  share  in
member.                         consequence  of the  death  or  insolvency  of a
                                member  by  sending  it  through  the  post in a
                                prepaid letter  addressed to them by name, or by
                                the title of representative of the deceased,  or
                                assignee  of  the   insolvent  or  by  any  like
                                description, at the address (if any) supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving notice in any manner in which the same might have been given if the death or insolvency had not occurred.

To whom notice of               ARTICLE  114 - Notice of every  general  meeting
general meeting                 shall be given in the same  manner  hereinbefore
to be given.                    authorised  to (a) every  member of the  company
                                except those members who, having no registered address, have not supplied to the company an address for giving of notice to them, and also to (b) every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would be entitled to receive notice of the meeting, provided the company has been given due notice.

Transferees bound by prior      ARTICLE 115 - Every  person who by  operation of
notice.                         the law,  transfer  or other  means  whatsoever,
                                shall become entitled to any share, shall be bound by every notice in respect of such share, which previous to his name and address and title to the share being notified to and registered by the company, shall be duly given to the person from whom he derives his title to such share.

How notice to be signed.        ARTICLE 116 - The  signature to any notice to be
                                given by the company may be written or printed.

How time to be counted.         ARTICLE  117 -  Where a given  number  of  days'
                                notice or notices extending over any other period is required to be given, the day of service shall, unless it is otherwise provided, be counted in such number or other period.

                                               WINDING UP.

Distribution of assets on       ARTICLE 118 - If the  company  shall be wound up
winding up.                     and the assets available for distribution  among
                                the members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as early as may be, the losses shall be borne by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up, on the shares held by them respectively. And if in a winding up, the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid up, the excess shall be distributed amongst the members in proportion to the capital paid up, or which ought to have been paid up on the shares held by them respectively.
                                But this clause is to be without prejudice to the rights of the holders of share issued upon special terms and conditions.

                                               SECRECY

Secrecy clause.                 ARTICLE 119 - Every Director, Secretary, Trustee
                                for    the    company,     its    members,    or
                                debenture-holders,   member   of  a   committee,
                                officer,  servant, agent,  accountant,  or other
                                person  employed in or about the business of the
                                company  shall,  if so  required  by  the  Board
                                before   entering   upon  his  duties,   sign  a
                                declaration  pledging  himself to observe strict
                                secrecy   respecting  all  transactions  of  the
                                company  with  its  customers  and the  state of
                                accounts   with   individuals   and  in  matters
                                relating thereto and shall by such declaration pledge himself not to reveal any of the matters which may come to his knowledge in the discharge of his duties except when required so to do by the Board or by any general meeting or by a court of law and except so far as may be necessary in order to comply with any of the provisions contained in these Articles.


Restriction on entry            ARTICLE  120 - No  shareholder  or other  person
upon property.                  (not  being a  Director)  shall be  entitled  to
                                enter upon the property of the company or to inspect or examine the premises or properties of the company without the permission of the Board or to require discovery of or any information respecting any detail of the trading of the Company or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process or of any matter whatsoever which may relate to the conduct of business of the company and which in the opinion of the Board it will be inexpedient in the interest of the company to communicate.

                                The President shall, however, be exempt from the
                                provisions   of  this  Article   notwithstanding
                                anything mentioned hereinbefore.

                          INDEMNITY AND RESPONSIBILITY

Directors' and others'          ARTICLE 121 - (i) Subject to the  Provisions  of
rights to indemnity.            Section  201  (i) of the  Companies  Act,  every
                                Director,  Manager, Auditor,  Secretary or other
                                officer  or  employee  of the  company  shall be
                                indemnified by the company against, and it shall
                                be the duty of the Directors out of the funds of
                                the  company  to  pay  all  costs,   losses  and
                                expenses (including  travelling  expenses) which
                                any such Director,  Manager, Officer or employee
                                may incur or  become  liable to by reason of any
                                contract entered into or act or deed done by him
                                or them as such  Director,  Manager,  Officer or
                                servant or in any other way in the  discharge of
                                his   duties  and  the  amount  for  which  such
                                indemnity is provided shall immediately attach as a lien on the property of the company and have priority as between the members over all other claims.

                                (ii) Subject as aforesaid every Director, Manager or Officer of the company shall be indemnified against any liability incurred by him or them in defending any proceedings whether civil or criminal in which judgement is given in his or their favour or in which he is or they are acquitted or in connection with any application under Section 633 of the Act in which relief is given to him or them by the Court.

Individual responsibility       ARTICLE 122 - No  Director  or other  officer of
of Directors.                   the  company  shall  be  liable  for  the  acts,
                                receipts,  neglects  or  defaults  of any  other
                                Director  or  officer  of  the  company  or  for
                                joining   in  any   receipt  or  other  act  for
                                conformity or for any loss or expenses happening
                                to the  company  through  the  insufficiency  or
                                deficiency of title to any property  acquired by
                                the  order of the Board of  Directors  for or on
                                behalf of the company,  or for the insufficiency
                                or  deficiency  of any security in or upon which
                                any  of  the  moneys  of the  company  shall  be
                                invested or for any loss or damage  arising from
                                the  bankruptcy,  insolvency  or tortious act of
                                any persons with whom any moneys,  securities or
                                effects  shall  be  deposited  or for  any  loss
                                occasioned   by  any  error  or   judgement   or
                                oversight  on his  part or for any  other  loss,
                                damage  or  misfortune  whatever,   which  shall
                                happen in the execution of the duties of his office or in relation thereto unless the same happens through his own negligence, default, misfeasance breach of duty, or breach of trust.

                                               CAPITALISATION

(18)[Power to capitalise.       ARTICLE 123 - (1) Any  General  Meeting may upon
                                the recommendation of the Directors, resolve that any moneys, investments or other assets forming part of the undivided profits of the Company standing to the credit of any of the Company's Reserve Accounts or to the credit of




--------------
(18) ADDED VIDE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT 5TH AGM HELD ON 6 DECEMBER 1991.

                                Profit and Loss Account or any Capital Redemption Reserve Account or in the hands of the Company and available for dividend or representing premiums received on the issue of shares standing to the credit of the Share Premium Account be capitalised and distributed amongst such of the members as would be entitled to receive the same if distributed by way of dividend and in the same proportion on the footing that they become entitled thereto as capital and that all or any part of such capitalised funds shall not be paid in cash but shall be applied subject to the provisions contained in clause (2) hereof on behalf of such member either in or towards:-


                                (a) paying up any amounts for the time being remaining unpaid on any share held by such members respectively; or

                                (b) paying up in full the unissued shares or debentures of the company to be allotted and distributed credited as fully paid up to and amongst such members in the proportions aforesaid; or

                                (c) partly in the way  specified  in  sub-clause
                                (a) and partly in that  specified in  sub-clause
                                (b);

                                and that such distribution or payment shall be accepted by such members in full satisfaction of their interest in the capitalised sum.

                                (2)(a) Any moneys, investments or other assets representing premium received on the issue of shares and standing to the credit of Shares Premium Account;

                                   (b) if the Company shall have redeemed any Redeemable Preference Shares, all or any part of any Capital Redemption Fund arising from the redemption of such shares;

                                may by resolution of the Company be applied only in paying up in full or in part any new share or any shares then remaining unissued to be issued to such member of the Company as the General Meeting may resolve up to an amount equal to the nominal amount of the shares so issued.

                                (3) Any General Meeting may resolve that any surplus moneys arising from the realisation of any capital assets of the Company or any investments representing the same or any other undistributed profits of the company not subject to charge for income tax be distributed among the members on the footing that they receive the same as capital.

                                (4) Whether such resolution under this Article shall have been passed, the Board shall

                                   (a) make all appropriations and applications of the undivided profit resolved to be capitalised thereby and all allotments and issue of fully paid shares or debentures, if any, and

                                   (b)  generally   do  all  acts   and   things
                                        required to give effect thereto.

                                (5) The Board shall have full power:-

                                   (a) to make such provisions by the issue of fractional certificate or by payment in cash or otherwise as it thinks fit, for the case of shares or debentures becoming distributable in fractions and that fraction of less value than Re.1 may be disregarded and also;

                                   (b) to authorise, any person to enter on behalf of all the members entitled thereto, into an agreement with the Company providing for the allotment to them respectively credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment of the Company on their behalf by the application thereto of their respective proportions of the profits resolved to be capitalised, or the amounts or any part of the amounts remaining unpaid on their existing shares and may vest any such cash or specific assets in trustees upon the trust for the person entitled to the dividend or capitalised fund as may seem expedient to the Board.

                                (6) Any agreement made under such authority shall be effective and binding on all such members.]


                              *********************

------ ----------------------------- ------------------------ ----------- ------------ -------------------------------
                                                              Signature     No. of       Name, Signature, Address,
                                      Address, Description    of            Shares      Description & Occupation of
                   Name                  and Occupation       Subscribers   Equity                witness
------ ----------------------------- ------------------------ ----------- ------------ -------------------------------
------ ----------------------------- ------------------------ ----------- ------------ -------------------------------
1.     President of India Through    Secretary, Department       Sd/-         100      Daljit Singh, S/o. Shri
       Devendra Kumar Sangal (S/o.   of Telecommunications,                            Jogendar Singh, Dy. Director
       Shri Hardhian Singh Jain)     Sanchar Bhavan, New                               General, OCS, VSB, New Delhi.
       Secretary,                    Delhi.
       Telecommunications.

2.     Shree Shankar Sharan, S/o.    Additional Secretary,       Sd/-         10                   - DO -
       Late Shri Shambhu Sharan      Dept. of
                                     Telecommunications,
                                     Sanchar Bhavan, 20,
                                     Ashoka Road, New Delhi.

3.     V. Devarajan, S/o. Late       Additional Secretary        Sd/-         10                   - DO -
       Shri N. Venkataramanan        and Financial Adviser,
                                     Dept. of
                                     Telecommunications,
                                     Sanchar Bhavan, New
                                     Delhi.

4.     K.C. Katiyar, S/o.            Director General,           Sd/-          1       V.D. Kulkarni, S/o. D.G.
       Bhajanlal Katiyar             Overseas                                          Kulkarni, Director (Admn),
                                     Communications                                    OCS, VSB, M.G. Road, Bombay -
                                     Service, Bombay.                                  400 001.

5.     A.W. Furtado, S/o. Late       Addl. Director              Sd/-          1       Daljit Singh, S/o. Shri
       Shri R.T. Furtado             General, Overseas                                 Jogendar Singh, Dy, Director
                                     Communications                                    General, OCS, VSB, New Delhi.
                                     Service, VSB, Bombay.

6.     J.K. Chhabra, S/o. Shri       Director, Dept. of          Sd/-          1                   - DO -
       D.N. Chhabra                 Telecommunications,
                                     Sanchar Bhavan, 20,
                                     Ashoka Road, New Delhi

7.     S.D. Raheja, S/o. Late Shri   Dy., Financial              Sd/-          1                   - DO -
       S.R. Raheja                   Adviser, Dept. of
                                     Telecommunications,
                                     Sanchar Bhavan, 20,
                                     Ashoka Road, New Delhi

8.     R.R. Anand, S/o. Late Shri    Under Secretary, Dept.      Sd/-          1                   - DO -
       Gopal Das Anand               of Telecommunications,
                                     Sanchar Bhavan, 20,
                                     Ashoka Road, New Delhi

9.     K.P. Radhakrishnan Kidave,    Under Secretary, Dept.      Sd/-          1                   - DO -
       S/o. Shri K.G. Kidave         of Telecommunications,
                                     Sanchar Bhavan, New
                                     Delhi
                                                                          ------------
                                                                          ------------
                                                                              126
                                                                              ONE
                                                                            HUNDRED
                                                                          TWENTY SIX
                                                                            EQUITY

Dated this 12TH DAY OF MARCH, 1986.
Place - Bombay.
